April 14, 2025

Office of Mergers and Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christina Chalk

Re:	Dynavax Technologies Corporation PREC14A Preliminary Proxy Statement on Schedule 14A Filed on April 3, 2025 File No. 001-34207

Dear Ms. Chalk:

On behalf of Dynavax Technologies Corporation (“Dynavax” or the “Company”), we submit this letter in response to comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated April 11, 2025 (the “Comment Letter”) with respect to the Company’s Preliminary Proxy Statement on Schedule 14A filed with the Commission on April 3, 2025 (the “Preliminary Proxy Statement”). The Company has revised the Preliminary Proxy Statement and is filing a revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”) concurrently herewith. For the convenience of the Staff, the numbering of the paragraphs below corresponds to the numbering of the comment in the Comment Letter, the text of which we have incorporated into this response letter for convenience in italicized type and which is followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A filed April 3, 2025

Proposal 1. Election of Directors, page 15

1. Please revise the biographical information for each of Board Nominees Lauren Silvernail and Emilio Emini to cover each individual’s business experience for the past five years. Refer to Item 7(a) of Schedule 14A and Item 401(e) of Regulation S-K. By way of example only, we note that you have not included disclosure regarding Ms. Silvernail’s principal occupations and employment, if any, from May 2022 until her appointment to the Board in February 2025.

Response: The Company respectfully acknowledges the Staff’s comment, and notes that both Lauren Silvernail and Emilio Emini are retired from their respective previous principal occupations. Accordingly, the Company respectfully submits that the biographical information provided for each of Ms. Silvernail and Dr. Emini describes the business experience of such nominees, including their principal occupations and employment, for the past five years. In the Revised Preliminary Proxy Statement, the Company has revised the disclosure on page 19 of the Preliminary Proxy Statement as marked in underlined blue text below, to include additional details regarding the timing of Ms. Silvernail’s service on certain public company boards of directors within the past five years. The Company respectfully submits that no such additional information exists for Dr. Emini.

Cooley LLP 55 Hudson Yards New York, NY 10001-2157
t: (212) 479-6000 f: (212) 479-6275 cooley.com

April 14, 2025 Page Two

Lauren Silvernail

Independent Director

Director Since: February 2025

Age: 66

Board Committees:
Audit (Chair)[2]

Current Public Company Board Service:

• Harrow, Inc.

Former Public Company Board Service:

• Harpoon Therapeutics, Inc.

• Nicox S.A.

Key Experience and Qualifications

Ms. Silvernail brings to our Board over three decades of experience leading finance and business development functions across the pharmaceutical industry as an executive and director. In particular, Ms. Silvernail has deep expertise across capital markets, mergers and acquisitions and business and strategy development. Our Board believes that Ms. Silvernail’s financial and business development expertise and extensive experience as an executive in the life sciences industry qualifies her to be nominated as a director and enhances our Board’s oversight of financial, operational and business development matters.

Professional Experience

•     Director of Harrow, Inc., a leading eyecare pharmaceutical company, since January 2024

•     Director of Harpoon Therapeutics, Inc., through sale to Merck Sharp & Dohme LLC (September 2022 – March 2024)

•     Director of Nicox S.A. (PAR: ALCOX), a French ophthalmology company (2017 - 2024)

•     CFO and EVP of Corporate Development of Evolus, Inc., a public cosmetic healthcare company (May 2018 - May 2022); led fundraising, financial and partnership activities including establishing the infrastructure for the U.S. commercial launch of the company’s first approved product

•     CFO and Chief Business Officer of Revance Therapeutics, Inc., a public biotechnology company focused on pioneering new innovations in neuromodulators for aesthetic and therapeutic indications (March 2013 - May 2018); led the company’s initial public offering and subsequent rounds of financing

•     CFO and VP Corporate Development of ISTA Pharmaceuticals, Inc., a US-based pharmaceutical company that specialized in ophthalmic pharmaceutical products until its sale to Bausch & Lomb (2003 - 2012)

Education

•     M.B.A. in finance and accounting from the Anderson Graduate School of Management at UCLA

•     B.A. in Biophysics from the University of California, Berkeley

[2]	Committee appointment to be effective following Annual Meeting

*            *            *

Please contact me at (212) 479-6491 with any questions or further comments regarding our response to the Staff’s comments.

Cooley LLP 55 Hudson Yards New York, NY 10001
t: (212) 479-6000 f: (212) 479-6275 cooley.com

April 14, 2025 Page Three

Sincerely,

/s/ Bill Roegge

Bill Roegge

cc:	Steve Przesmicki, Cooley LLP
Barbara Borden, Cooley LLP

Cooley LLP 55 Hudson Yards New York, NY 10001
t: (212) 479-6000 f: (212) 479-6275 cooley.com